_

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of August 2005

                         Commission File Number: 0-27466

                                NICE-SYSTEMS LTD.
              ------------------------------------------------------------
                 (Translation of Registrant's Name into English)


                8 Hapnina Street, P.O. Box 690, Ra'anana, Israel
              ------------------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

         Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- _N/A__

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.'S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENTS NOS. 333-11250, 333-12996, AND 333-109766) AND NICE'S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-11842, 333-9352, 333-11154,
333-13686, 333-111112 AND 333-111113), AND TO BE A PART THEREOF FROM THE
DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.


                                    CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Letter to Shareholders, Notice of Annual General Meeting of Shareholders and Proxy Statement, dated August 22, 2005.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   NICE-SYSTEMS LTD.


                                                   By:/s/ Yechiam Cohen
                                                   ---------------------
                                                   Name:  Yechiam Cohen
                                                   Title: General Counsel




                                                   Dated:  August 25, 2005

                                  EXHIBIT INDEX

Exhibit Number             Description of Exhibit

1 Letter to Shareholders, Notice of Annual General Meeting of Shareholders and Proxy Statement, dated August 22, 2005